Exhibit 99.1

100 University Avenue, 9th floor
Date: February 22, 2013	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

REVISED

Subject: NORTH AMERICAN PALLADIUM LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 21, 2013
Record Date for Voting (if applicable) :	March 21, 2013
Beneficial Ownership Determination Date :	March 21, 2013
Meeting Date :	May 09, 2013
Meeting Location (if available) :	Toronto ON
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:	Only Registered and Beneficial holders who opted to receive one

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	656912102	CA6569121024

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for NORTH AMERICAN PALLADIUM LTD.